Exhibit 4.9

PROMISSORY NOTE

$5,000.00	October 14, 2009

FOR VALUE RECEIVED, the undersigned Global Clean Energy, Inc., a Maryland corporation ("Maker") promises to pay to the order of Jay- Kar Financial Inc.. ("Lender"), at its principal office, or at such other place as may be designated in writing by the holders of this Promissory Note ("Note"), the principal sum of FIVE THOUSAND 00/100 DOLLARS ($5,000.00) (the "Principal Sum").  The unpaid Principal Sum shall bear interest at 7.0% per annum and shall be due in twelve (12) months.

All payments to be made under this Note shall be payable in lawful money of the Canada which shall be legal tender for public and private debts at the time of payment, or at the option of the Lender may convert into common stock of the Maker such unpaid balance at their sole and complete discretion. The conversion factor shall be equal to the quoted bid price of the common stock during the five consecutive trading days prior to the Lender providing to the Maker a Conversion Notice, or one cent ($0.01)per share, whichever is the greater amount.

In the event that an action is instituted to collect this Note, or any portion thereof, Maker promises to pay all costs of collection, including but not limited to reasonable attorneys' fees, court costs, and such other sums as the court may establish.

In the event of a default under this Note when due, then the holder of this Note, at its election, may declare the entire unpaid Principal Sum due and payable.

Every provision hereof is intended to be several.  If any provision of this Note is determined, by a court of competent jurisdiction to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect the other provisions hereof, which shall remain binding and enforceable.

This Note is made in the State of Maryland and it is mutually agreed that Maryland law shall apply to the interpretation of the terms and conditions of this Note.

All agreements between the holder of this Note and Maker are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of deferment or acceleration of the maturity of this Note or otherwise, shall the rate of interest hereunder exceed the maximum permissible under applicable law with respect to the holder.  If, from any circumstances whatsoever, the rate of interest resulting from the payment and/or accrual of any amount of interest hereunder, at any time that payment of interest is due and/or at any time that interest is accrued, shall exceed the limits prescribed by such applicable law, then the payment and/or accrual of such interest shall be reduced to that resulting from the maximum rate of interest permissible under such applicable law.  This provision shall never be superseded or waived.

The makers, endorsers, and/or guarantors of this Note do hereby severally waive presentment, demand, protest and notices of protest, demand, dishonor and nonpayment.

IN WITNESS WHEREOF, this instrument is executed as of the date first hereinabove set forth.

                                 GLOBAL CLEAN ENERGY, INC.

                                By: /s/ Kenneth S. Adessky
                                       Kenneth Adessky, CFO